UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT

CIRCOR INTERNATIONAL, INC. (Exact Name of Registrant as Specified in Charter)

Delaware	001-14962	04-3477276
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

30 Corporate Drive, Suite 200, Burlington, MA		01803-4238
(Address of Principal Executive Offices)		(Zip Code)

Alan J. Glass		781-270-1200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Based upon its Reasonable Country of Origin Inquiry the registrant has determined that it is necessary to file a Conflict Minerals Report.
Item 1.02
A copy of CIRCOR International, Inc.'s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://investors.circor.com/phoenix.zhtml?c=109457&p=irol-conflictmineralpolicy.
Section 2 – Exhibits
Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CIRCOR International, Inc.
(Registrant)

By:     /s/ Alan J. Glass

Alan J. Glass
Vice President, General Counsel and Secretary

May 29, 2014

2